

January 15, 2010

Via US Mail and Facsimile to (804) 934-9299

Bruce E. Thomas
Senior Vice President and Chief Financial Officer
Community Bankers Trust Corporation
4235 Innslake Drive, Suite 200
Glen Allen, Virginia 23060

> **Re:** **Community Bankers Trust Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **File No. 001-32590**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for fiscal year ended December 31, 2008

General

1. We note from your response to prior comment 1 of our letter dated September 30, 2009 that you determined you were still able to file under the smaller reporting company filing requirements as of December 31, 2008, but that beginning with your Form 10-Q for the period ended March 31, 2009 you were considered an accelerated filer. We do not disagree with your conclusion. However, it is unclear from your response whether you intend to check only the "smaller reporting company" checkbox on the cover of your amended Form 10-K. Please tell us and revise your filing to check only one of the filing status boxes on the

cover of your amended Form 10-K for the year ended December 31, and please tell us the how you determined the appropriate box to check.

Item 8. Financial Statements and Supplementary Data

Note 5. Mergers and Acquisitions, page 58

2.   We note from your response to prior comment 9 of our letter dated September 30, 2009 that you purchased $600 million of deposits and $1.5 million of related loans, and received net cash of $564.5 million from the FDIC in your acquisition of TCB on November 21, 2008. However, we note that you disclose on page 28 of your December 31, 2008 Form 10-K that you acquired $3.4 million of loans in this acquisition. Please tell us and revise your disclosures in your Form 10-K for the year ended December 31, 2008 and in your Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to address the following related to this transaction:

   a.   The dollar difference between the cash received from the FDIC and the net of the deposits assumed and loans acquired.

   b.   Where you recorded this difference in your financial statements, and the related accounting guidance you used in making this determination.

   c.   You state in your response that "there were no significant intangible assets acquired" in this transaction. However, you did purchase customer deposits from TCB, which typically would include a customer deposit intangible. Explain how you determined it was not appropriate to record a customer deposit intangible under paragraphs 39 and A21 of SFAS 141 (ASC 805-20-55-5). Provide us with the technical guidance you used in making your determination.

Note 7. Fair Value Measurements, page 61

3.   We note in your response to prior comment 11 of our letter dated September 30, 2009 that "generally, there are differences between the fair value of collateral as presented in the appraisal and the amount charged off" but that you do not track this information. Please tell us and revise to disclose whether these differences typically increase or decrease the fair value of the asset to a value greater than or lower than, respectively, the appraised value. If adjustments are made to increase the fair value of the loans to an amount greater than the appraised value, please disclose the specific circumstances in which this would occur.

Form 10-Q for the Quarter Ended September 30, 2009

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 5

4.   We note you classify "cash acquired in acquisitions" of $35.66 million as cash
        provided by operating activities. Please tell us how you determined the cash
        acquired qualified as operating cash flows, and the technical guidance you used in
        reaching your conclusion. In your response, please specifically address how you
        considered the guidance under both ASC 230-10-45-12 and 13 related to
        investing cash flows, and section 6.23 of the AICPA Audit Guide for Depository
        & Lending Institutions related to noncash investing and financing activities.

Note 4. Mergers and Acquisitions, page 9

5.   We note from your response to prior comment 15 of our letter dated September
        30, 2009 that you hired a valuation firm and a credit quality review firm to assist
        you in the valuation of the assets acquired and liabilities assumed in the SFSB
        acquisition. Please revise your disclosures in your Form 10-K for the year ended
        December 31, 2009 and your Form 10-Q for the periods ended March 31, 2009,
        June 30, 2009 and September 30, 2009 to include the disclosures required by ASC
        805-10-50 (paragraphs 67 to 72 of SFAS 141(R)). In addition, please include the
        valuation technique(s) used and the fair value adjustments made for the
        acquisition.

6.   We note in your disclosure for the SFSB acquisition that the values determined
        for the assets acquired and liabilities assumed "may be amended within 12
        months of the transaction." Please tell us and revise your disclosures in your
        Form 10-K for the year ended December 31, 2009 and your Form 10-Q for the
        periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to include
        the information required by ASC 805-10-50-6 (paragraph 72 of SFAS 141(R)) for
        the assets acquired and liabilities assumed for which the initial accounting is
        incomplete.

Note 5. Goodwill and Intangible Assets, page 10

7.   We note you disclose that you performed your goodwill impairment test on May
        31, 2009, which was the one-year anniversary of the mergers, and that your next
        assessment will be performed as of December 31, 2009. Please tell us and revise
        your Form 10-Q for the period ended September 30, 2009 to disclose the event(s)
        or circumstance(s) that occurred that led you to determine that an impairment test
        needed to be performed again at December 31, 2009. In addition, please tell us

whether such event(s) or circumstance(s) were present as of September 30, 2009 and why you determined a goodwill impairment test was not necessary as of this date. Please refer to ASC 350-20-35 for guidance.

8. We note you disclose that your core deposit intangible assets are amortized over their useful life in compliance with SFAS 142. Please tell us and revise your disclosure to state whether you also evaluate your intangible assets for impairment required by paragraph 15 of SFAS 142 (ASC 350-30-35-14). Further, please revise your accounting policies footnote in your Form 10-K in future periods to include this information.

Note 8. FDIC Related Assets, page 15

9. We note from your responses to prior comments 14, 22, 23 and 25 from our letter dated September 30, 2009 that you have not finalized your valuation of the covered assets, including SOP 03-3 loans and the related FDIC receivable, from the SFSB acquisition. In addition, we note that you expect to finalized your accounting treatment for these assets by January 29, 2010, and will include revised disclosures in your amended Form 10-Q for the periods ended March 31, 2009 and September 30, 2009. Please provide us with the proposed disclosures you intend to include in each of your amended filings related to these FDIC covered assets.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Credit Losses, page 28

10. We note your disclosure that one impaired loan write-down represented more than 50% of the total three-month provision of $5.2 million for the quarter ended September 30, 2009. In addition, we note from your response to prior comment 11 of our letter dated September 30, 2009 that you rely on external appraisals and/or other evaluation procedures to identify the need for a specific reserve on your impaired loans. For the specific loan referred to above, please provide us the following related to your valuation of the loan at both June 30, 2009 and September 30, 2009:

  o The type of loan (one-to-four family, multi-family, commercial real estate, construction, etc.);
  o When the loan was originated;
  o The amount outstanding on the loan at each period end;

- o The allowance for loan losses associated with the loan at each period end;
- o The charge-offs for the loan during each period;
- o When the loan became impaired and/or on was placed on non-accrual status;
- o The type of underlying collateral supporting the loan;
- o The date and amount of the last external appraisal obtained for the collateral underlying the loan; and
- o If other evaluation procedures were used to determine the value for the loan please provide a detail discussion of those procedures.

Asset Quality, page 29

11.   We note your response to prior comment 26 from our letter dated September 30, 2009. We also note from your disclosure included on page 29 that there were two credit relationships totaling approximately $11 million that contributed to the large increase in nonperforming loans during the second quarter. Please include in your revised disclosures for the June 30, 2009 and September 30, 2009 Form 10-Qs the following for each credit relationship:

- o General information about the borrower(s) (i.e. commercial or residential land developer, commercial business, etc.);
- o The type of collateral securing the loans;
- o The amount of total credit exposure outstanding;
- o The amount of the allowance allocated to the credit relationships; and
- o Provide additional information supporting the allowance for loan loss for each credit.

12.   We note your response to prior comment 26 from our letter dated September 30, 2009 and revised disclosures on page 29 of your Form 10-Q for the period ended September 30, 2009. It is unclear from your response and disclosures what constituted the remaining $9.7 million increase in your nonperforming assets during the second quarter of 2009. As previously requested, please revise your disclosures in the June 30, 2009 and September 30, 2009 Form 10-Qs to address the following related to this additional increase:

- o Whether this additional $9.7 million increase in your nonperforming assets related to a few large credit relationships or several small credit relationships or both;
- o General information about the borrower(s) (i.e. commercial or residential land developer, commercial business, etc.)
- o The type of collateral securing the loan(s);
- o The amount of total credit exposure outstanding;
- o The amount of the allowance allocated to the credit relationships; and

- o Provide additional information supporting the allowance for loan loss for each credit.

13. We note from your disclosures here and in Note 9 on page 17 that you have total impaired loans of $123.5 million and total nonperforming loans of $22.0 million at September 30, 2009. We also note that your impaired loans increased from $26.2 million at December 31, 2008 to $123.5 million at September 30, 2009. Please tell us and revise your disclosures in the June 30, 2009 and September 30, 2009 Form 10-Qs to address the following:

- o Provide a more thorough discussion of the changes in your impaired loans balance from December 31, 2008 and through each of the first three quarters of 2009, including the number and type of loans included in the balance, the specific reason(s) for the increase, and any remediation measures you have taken to collect on these loans; and
- o Explain why there is such a significant difference between your impaired loans balance and your nonperforming loans balance. Specifically in your response, please relate your accounting policy for both impaired loans and nonperforming loans to the difference in these balances.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3572 if you have questions.

Sincerely,

Brittany Ebbertt
Staff Accountant